UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

2024 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Directors

On May 8, 2025, the Board of Directors (the “Board”) of Procaps Group, S.A. a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed Mr. Carlos Garcia Iragorri and Mr. Manuel Vial as Directors of the Board, to fill the vacancies on the Board created by Mr. Roberto Albisetti and Mr. Ernesto Carrizosa’s resignations from the Board, each effective as of May 8, 2025, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2025 (which corresponds to the duration of the mandate of Mr. Roberto Albisetti and Mr. Ernesto Carrizosa).

The Board determined that both Mr. Garcia Iragorri and Mr. Vial each meet the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market (“Nasdaq”) rules.

Mr. Carlos Garcia Iragorri has acted as an investor in various ventures since January 2020. He has over 30 years of senior-level pharmaceutical experience in Latin America and emerging markets. From April 2018 to January 2020, Mr. Garcia Iragorri served as Chief Executive Officer of Wellwaze, a Miami-based medical device startup focused on the early detection of breast cancer. Prior to this role, Mr. Garcia Iragorri served as the President of the Asia, Middle East, and Africa Regions for Novartis Pharmaceuticals, an international pharmaceutical company, for three years, and as the President of Latin America and Canada operations for twelve years. Between 1983 and 2002, Mr. Garcia Iragorri held various roles at Eli Lilly, an international pharmaceutical company, including President of Central and Eastern Europe, General Manager of Mexico, Argentina, and the Philippines, and CFO of the Colombian division. Additionally, from January 2018 to December 2021, Mr. Garcia Iragorri served as Chairman of the Board of Skalar Pharma, a pharmaceutical ingredient manufacturer. Mr. Garcia Iragorri holds an MBA from both Cornell University and Katholieke Universiteit te Leuven, as well as a degree in industrial engineering from Universidad del Norte.

Mr. Vial is currently (i) Chairman of the board of ABC S.A. a retail company that operates department stores within Chile, a position he has held since 2017; (ii) Chairman of the Board of CIC S.A., a mattress manufacturing and sales company, a position he has held since 2012; (iii) a Director for Larrain Vial S.A., a global banking and financial services firm in Chile, a position he has held since 2019; and (iv) a Director for Santana S.A., an investment company, a position he has held since 2012. Mr. Vial holds a bachelor’s degree in law from Universidad de los Andes.

Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Garcia Iragorri or Mr. Vial had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: May 13, 2025

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